Aivana
5m ·

🚨 [BREAKING] Most AI companies start by selling to Venture Capitalists and Silicon Valley investors first. We decided to flip the script.

We are offering ownership to YOU, our community first! The best part, you can buy in for as low as $100.

📌 Reserve your spot here: https://wefunder.com/aivana.inc ✅

We are on a mission to become the "next Google", for AI tools. This isn't just an investment. It's a chance to be part of building something revolutionary. We chose to start with our community because our mission is to help everyday people excel with AI. It only makes sense to let our community share in the potential upside. If Aivana wins, we all win. It's that simple.

Disclaimer-https://help.wefunder.com/testing-the-waters-legal... ✅

#ai #startup #communityfundraising #crowdfunding #wefunder #Aivana #aivana.com


aivana

WEFUNDER.COM

Invest in Aivana, Inc.: Google + Amazon for AI Tools!

Invest as little as $100 in startups and small businesses. Wefunder is the larg...

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